                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                 Teligent, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87959Y 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Joyce J. Mason, Esq.
                          General Counsel and Secretary
                                 IDT Corporation
                                520 Broad Street
                            Newark, New Jersey 07102
                                 (973) 438-1000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 2, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


                         (Continued on following pages)
                                 (Page of pages)

                                  SCHEDULE 13D

CUSIP No. 87959Y 10 3
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

             IDT Corporation
             22-3415036
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /x/
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds

             AF
--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

             Delaware
--------------------------------------------------------------------------------
  Number of Shares      7.  Sole Voting Power
   Beneficially                     0
  Owned by Each        ---------------------------------------------------------
 Reporting Person       8.  Shared Voting Power
 Reporting Person                25,262,741
      With             ---------------------------------------------------------
                        9.  Sole Dispositive Power
                                    0
                       ---------------------------------------------------------
                        10. Shared Dispositive Power
                                 25,262,741


--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

             25,262,741
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

             54.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

             CO

                                  SCHEDULE 13D

CUSIP No. 87959Y 10 3
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

             IDT Investments Inc.
             88-0469107
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /x/
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds

             OO
--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

             Nevada
--------------------------------------------------------------------------------
  Number of Shares      7.  Sole Voting Power
   Beneficially                     0
  Owned by Each        ---------------------------------------------------------
 Reporting Person       8.  Shared Voting Power
 Reporting Person                25,262,454
      With             ---------------------------------------------------------
                        9.  Sole Dispositive Power
                                    0
                       ---------------------------------------------------------
                        10. Shared Dispositive Power
                                 25,262,741


--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

             25,262,741
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

             54.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

             CO

                                  SCHEDULE 13D

CUSIP No. 87959Y 10 3
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

             Howard S. Jonas
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /x/
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds

             N/A
--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

             United States
--------------------------------------------------------------------------------
  Number of Shares      7.  Sole Voting Power
   Beneficially                     0
  Owned by Each        ---------------------------------------------------------
 Reporting Person       8.  Shared Voting Power
 Reporting Person                25,262,741
      With             ---------------------------------------------------------
                        9.  Sole Dispositive Power
                                    0
                       ---------------------------------------------------------
                        10. Shared Dispositive Power
                                 25,262,741


--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

             25,262,741
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

             54.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

             IN

         Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby file this Amendment No. 1 (this "Amendment") to the Schedule 13D filed by IDT Corporation, IDT Investments Inc. and Howard S. Jonas on April 30, 2000 (the "Original
Schedule 13D") with the Securities Exchange Commission relating to the Class A common stock, par value $0.01 per share (the "Issuer Class A Common Stock"), of Teligent, Inc., a Delaware corporation (the "Issuer"). In this Amendment, the undersigned (i) amend and restate the entire text of Items 2, 3, 5 and 6, (ii) amend and restate the fourth paragraph of Item 4 and (iii) supplement the text of Item 7.

Item 2.  Identity and Background.

         This Statement is being filed by IDT Corporation, a Delaware corporation ("IDTC"), IDT Investments Inc., a Nevada corporation ("IDTI"), and Howard S. Jonas, an individual. Microwave Services, Inc., a Delaware corporation and a direct wholly-owned subsidiary of IDTI ("MSI"), is the registered holder of 21,436,689 shares of Issuer Class A Common Stock beneficially owned by IDTC, IDTI and Howard S. Jonas and IDTI is the registered holder of 219,998 shares of the Issuer's Series A 7-3/4 % Convertible Preferred Stock due 2014, par value $0.01 per share ("Issuer Series A Convertible Preferred Stock"), which is convertible into 3,826,052 shares of Issuer Class A Common Stock. Such shares are beneficially owned by IDTC, IDTI and Howard S. Jonas.

         IDTC is a leading facilities-based emerging multinational carrier that provides a broad range of telecommunications and Internet services to wholesale and retail customers worldwide. The address of IDTC's principal office and principal place of business is 520 Broad Street, Newark, New Jersey 07102.

         A majority of the voting securities of IDTI are beneficially held by IDTC and its subsidiaries.

         IDTI holds IDTC's equity investments in other telecommunications or Internet-related companies. IDTI seeks to leverage IDTC's extensive industry knowledge and relationships to identify promising investment opportunities in the telecommunications and Internet fields that can be exploited through the use of superior technology. The address of IDTI's principal office and principal place of business is 2325B Renaissance Drive, Las Vegas, Nevada 89119.

         Howard S. Jonas is the Chief Executive Officer, Chairman of the Board of Directors and Treasurer of IDTC. The address of his principal office and principal place of business is 520 Broad Street, Newark, New Jersey 07102.

         Set forth on Schedules I and II to this Statement, and incorporated herein by reference, is the name, business address and present principal occupation or employment of each executive officer and director of IDTC and IDTI, respectively, and the name of any corporation or other organization in


                                  Page of Pages
which such employment is conducted, together with the principal business and address of any such corporation or organization other than IDTC or IDTI, as the case may be, for which such information is set forth.

         During the last five years, none of the Reporting Persons, nor to the best of IDTC's knowledge, any of IDTC's directors or executive officers, nor to the best of IDTI's knowledge, any of IDTI's directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of IDTC's knowledge, each of the directors and executive officers of IDTC identified in Schedule I attached hereto is a United States citizen, except as otherwise indicated in such Schedule I. To the best of IDTI's knowledge, each of the directors and executive officers of IDTI identified in Schedule II attached hereto is a United States citizen. Howard S. Jonas is a United States citizen.

Item 3.  Source and Amount of Funds or other Consideration.
         -------------------------------------------------

         On April 18, 2001, IDTI issued to Microwave Holdings, L.L.C., a Delaware limited liability company ("Microwave Holdings") 7,500 shares of the Class B Common Stock, par value $.01 per share, of IDTI ("IDTI Class B Common Stock") and 30,000 shares of the Series A Convertible Preferred Stock, par value $.01 per share, of IDTI ("IDTI Convertible Preferred Stock") in exchange for the transfer from Microwave Holdings to IDTI of all of the issued and outstanding capital stock of MSI, the record owner of 21,436,689 shares of Issuer Class A Common Stock. The foregoing transaction (the "LMC Exchange") was completed pursuant to the terms of the Stock Exchange Agreement, dated as of April 18, 2001, by and among IDTI, IDTC, IDT America, Corp., a New Jersey corporation ("IDT America"), 225 Old NB Road, Inc., a New Jersey corporation ("225 Old NB Road"), 226 Old NB Road, Inc., a New Jersey corporation ("226 Old NB Road"), 60 Park Place Holding Company, Inc., a New Jersey corporation ("60 Park Place"), Liberty Media Corporation, a Delaware corporation ("LMC"), TP Management, Inc., a Delaware corporation ("TP Management") and Microwave Holdings (the "LMC Exchange Agreement").

         Simultaneously with the LMC Exchange, and also pursuant to the terms of the LMC Exchange Agreement, IDTI issued to TP Management 2,500 shares of IDTI Class B Common Stock and 10,000 shares of IDTI Convertible Preferred Stock in exchange for the transfer from TP Management to IDTI of (a) 50,000 shares (the "ICG Preferred Shares") of the 8% Series A-3 Convertible Preferred Stock, par value $.01 per share, of ICG Communications, Inc., a Delaware corporation ("ICG"), and (b) a Warrant (the "ICG Warrant") to purchase an aggregate of 6,666,667 shares of common stock, par value $.01 per share, of ICG ("ICG Common Stock").


                                  Page of Pages

         The foregoing summary of the terms of the LMC Exchange Agreement is qualified in its entirety by reference to the full text of the LMC Exchange Agreement, a copy of which is included as Exhibit 1 to this Statement and is incorporated herein by reference.

         On May 2, 2001, a stock exchange agreement (the "HMTF Stock Exchange Agreement") was entered into, by and among IDTI, IDTC , IDT America, IDT Ventures Inc., a Delaware corporation ("IDTV"), HM4 Teligent Qualified Fund, LLC, a Delaware limited liability company, HM4 Teligent Private Fund, LLC, a Delaware limited liability company, HM 4-SBS Teligent Coinvestors, LLC, a Delaware limited liability company, HM PG-IV Teligent, LLC, a Delaware limited liability company, HM 4-EQ Teligent Coinvestors, LLC, a Delaware limited liability company (collectively, the "HMTF Teligent Entities"), and HM4 ICG Qualified Fund, LLC, a Delaware limited liability company, HM4 ICG Private Fund, LLC, a Delaware limited liability company, HM PG-IV ICG, LLC, a Delaware limited liability company, HM 4-SBS ICG Coinvestors, LLC, a Delaware limited liability company, and HM 4-EQ ICG Coinvestors, LLC, a Delaware limited liability company (collectively, the "HMTF ICG Entities" and, together with the HMTF Teligent Entities, the "HMTF Entities"). On May 4, 2001, IDTC issued a press release announcing the execution of the HMTF Stock Exchange Agreement. A copy of that press release, filed herewith as Exhibit 9, is incorporated herein by reference.

         Pursuant to the terms of the HMTF Stock Exchange Agreement, IDTI agreed to issue 10,007 shares of Series B Convertible Preferred Stock, par value $0.01 per share, of IDTI ("IDTI Series B Convertible Preferred Stock") to the HMTF Teligent Entities on the closing date in exchange (the "HMTF Exchange") for the transfer from the HMTF Teligent Entities to IDTI on the closing date of 219,998 shares of the Issuer Series A Convertible Preferred Stock.

         Simultaneously with the HMTF Exchange, and also pursuant to the terms of the HMTF Stock Exchange Agreement, IDTI agreed to issue 8,188 shares of IDTI Series B Convertible Preferred Stock to the HMTF ICG Entities on the closing date in exchange for the transfer from the HMTF ICG Entities to IDTI on the closing date of 23,000 shares of the 8% Series A-2 Convertible Preferred Stock, par value $0.01 per share, of ICG and warrants to purchase an aggregate of 3,066,667 shares of common stock, par value $0.01 per share, of ICG. Through IDTI's direct ownership of the ICG Preferred Shares and the ICG Warrant, IDTI, IDTC and Howard S. Jonas beneficially own, on a pro forma basis calculated in accordance with Rule 13d-3 of the Exchange Act, approximately 42.3% of the total outstanding shares of ICG Common Stock (assuming conversion of the ICG Preferred Shares and exercise of the ICG Warrant).


                                  Page of Pages

         The closing of the HMTF Exchange will occur pursuant to the terms of the HMTF Stock Exchange Agreement subject to the conditions set forth in the HMTF Stock Exchange Agreement.

         The foregoing summary of the terms of the HMTF Exchange Agreement is qualified in its entirety by reference to the full text of the HMTF Exchange Agreement, a copy of which is included as Exhibit 6 to this Statement and is incorporated herein by reference.

         As a result of the acquisitions contemplated hereby the Reporting Persons have succeeded to various contractual rights (referenced in Item 6).

Item 4.  Purpose of Transaction.
         -----------------------

         The fourth paragraph of item 4 is amended and restated as follows:

         On April 30, 2001, the Issuer announced that Alex J. Mandl will not continue as the Issuer's Chairman and Chief Executive Officer. Yoav Krill has been appointed Chief Executive Officer of the Issuer. Mr. Krill resigned from his position as Managing Director of IDTC's European division effective April 27, 2001. Howard S. Jonas, Chairman, Chief Executive Officer and Treasurer of IDTC, has been appointed as Chairman of the board of directors of the Issuer. On May 1, 2001, Mr. Krill became a member of the board of directors of the Issuer.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         As of the date hereof, IDTI is the indirect beneficial owner of 21,436,689 shares of Issuer Class A Common Stock held of record by its direct wholly-owned subsidiary MSI and the direct beneficial owner of 219,998 shares of Issuer Series A Convertible Preferred Stock. The 219,998 shares of Issuer Series A Convertible Preferred Stock are convertible into 3,826,052 shares of Issuer Class A Common Stock which, together with the 21,436,689 shares of Issuer Class A Common Stock represent 54.4% of the 42,583,265 shares of Issuer Class A Common Stock issued and outstanding as of March 26, 2001 (as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2000). Consequently, as of the date hereof, IDTI may be deemed to be the beneficial owner of 25,262,741 shares of Issuer Class A Common Stock.

         IDTC does not directly beneficially own any shares of Issuer Class A Common Stock. IDTC is the indirect beneficial owner of 25,262,741 shares of Issuer Class A Common Stock beneficially owned by IDTI.

         Howard S. Jonas does not directly beneficially own any shares of Issuer Class A Common Stock. As of April 18, 2001, Howard S. Jonas beneficially owned


                                  Page of Pages

9,817,488 shares of Class A Common Stock, par value $0.01 per share, of IDTC, representing approximately 27.1% of the outstanding shares of IDTC and approximately 52.7% of the combined voting power of IDTC. Mr. Jonas is the indirect beneficial owner of the 25,262,741 shares of Issuer Class A Common Stock beneficially owned by IDTC and IDTI.

         To the best knowledge of IDTC and IDTI, except as described herein with respect to Mr. Jonas, none of the persons listed on Schedules I and II to this Statement (i) beneficially owns any shares of Issuer Class A Common Stock (other than in his or her capacity as an executive officer or director of such corporations) or (ii) has the right to acquire any Issuer Class A Common Stock.

         The filing of this Statement shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Issuer Class A Common Stock owned by other parties.

         (b) Subject to the arrangements described in Item 6 below, by virtue of his ownership of shares of IDTC representing approximately 52.7% of the combined voting power of IDTC, Mr. Jonas has the power to direct IDTC's and IDTI's power to vote, or dispose of, the Shares.

         (c) Except for the acquisition by the Reporting Persons of beneficial ownership of the Shares pursuant to the LMC Exchange Agreement and the HMTF Exchange Agreement as previously described in Item 3 above, no transactions in Issuer Class A Common Stock have been effected by the Reporting Persons or, to the best of IDTC's knowledge, by any of the directors and executive officers of IDTC named in Schedule I, or, to the best of IDTI's knowledge, by any of the directors and executive officers of IDTI named in Schedule II during the past 60 days.

         (d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer Class A Common Stock beneficially owned by the Reporting Persons.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         ---------------------------------------------------------------------

         Except as described below or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedules I and II to this Statement or between any of the Reporting Persons and any other person or, to the best of their knowledge, any person named in Schedules I and II to this Statement and any other person with respect


                                  Page of Pages
to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

1997 Stockholders Agreement

         MSI, Telcom-DTS Investors, L.L.C. (the "Telcom Stockholder"), NTTA&T Investment Inc. ("NTTA&T" and collectively with MSI and the Telcom Stockholder, the "Stockholder Parties") and the Issuer are parties to a Stockholders Agreement, dated as of November 26, 1997 (the "1997 Stockholders Agreement"). Pursuant to the 1997 Stockholders Agreement, NTTA&T and the Telcom Stockholder have certain rights and obligations with respect to their ownership interest in, and the governance of, the Issuer, including, so long as any shares of Class B - Series 2 Common Stock and any shares of Class B - Series 3 Common Stock of the Issuer are issued and outstanding, the right of the members of the Issuer's board of directors elected by the Telcom Stockholder and NTTA&T, respectively, to approve, among other matters, any amendment to the Issuer's Certificate of Incorporation or By-laws which materially and adversely affects the rights of NTTA&T or the Telcom Stockholder, respectively, in a discriminatory manner vis-a-vis one or more of the other Stockholder Parties. The 1997 Stockholders Agreement also provides that so long as any shares of Class B - Series 2 Common Stock and any shares of Class B - Series 3 Common Stock of the Issuer are issued and outstanding, the Issuer will afford to representatives of the Telcom Stockholder and NTTA&T, respectively, certain business consultation rights, including with respect to any action (each a "Consultation Event") which (i) materially changes the fundamental character of the Issuer's business, (ii) replaces the Issuer's Chief Executive Officer or Chief Operating Officer, (iii) involves the sale or pledge by the Issuer of a substantial portion of its assets or any acquisition, divestiture or merger of the Issuer with another entity or any joint venture outside the ordinary course of the Issuer's business or (iv) involves the issuance by the Issuer of shares of Common Stock or preferred stock to any telecommunications carrier. With respect to any Consultation Event, the Issuer will be required to provide reasonable advance notice to NTTA&T and the Telcom Stockholder and, in the case of the Consultation Event referred to in clause (iv) of the immediately preceding sentence, to give due consideration to their objections. In the 1997 Stockholders Agreement, each of the Stockholder Parties has agreed to vote, or act by written consent with respect to, all of their respective shares of Common Stock in favor of the election of the Issuer's Chief Executive Officer as a member of the Issuer's Board of Directors. The 1997 Stockholders Agreement also provides for certain co-sale rights for NTTA&T with respect to certain sales or transfers by MSI or the Telcom Stockholder or their respective affiliates of all of the shares of Common Stock held by MSI or the Telcom Stockholder or such affiliates, respectively.

         Under the 1997 Stockholders Agreement, if the Issuer is required by a change in law or other circumstance to reduce the level of foreign ownership of the Issuer and the Issuer is unable to obtain a waiver of such requirement, the Issuer will have the right, and will be required at NTTA&T's election, to refuse to sell equity interests in the Issuer to any Foreign Owner (as defined in the 1997 Stockholders Agreement) if such a transaction would adversely impact NTTA&T's ability to hold its then existing equity interest in the Issuer, and,


                                  Page of Pages
in addition, the Issuer will have the right, and will be required at the election of any Stockholder Party, to repurchase for cash (to the extent permitted by applicable Delaware corporation law) such equity interests in the Issuer first from all Foreign Owners other than the Stockholder Parties, if applicable, and thereafter from each of the Stockholder Parties, on a pro rata basis (based on the percentage of foreign ownership attributable to each Stockholder Party) at the fair market value thereof based on the Issuer's then public trading value.

         The 1997 Stockholders Agreement is incorporated by reference as Exhibit 2 to this Statement, and the foregoing description of the 1997 Stockholders Agreement is qualified in its entirety by reference to the full text of such Exhibit, which is hereby incorporated herein by reference.

LMC Registration Rights Agreement

         The Issuer and MSI are parties to a Registration Rights Agreement dated as of March 6, 1998 (the "LMC Registration Rights Agreement"), pursuant to which the Issuer has granted to MSI certain registration rights. The LMC Registration Rights Agreement provides that, subject to meeting certain minimum number of shares or anticipated offering price thresholds and to certain holdback periods, MSI may demand registration (each, an "LMC Demand Registration") of its shares of Issuer Class A Common Stock into which the Issuer's Series B-1 Common Stock was convertible ("LMC Registrable Securities") at any time (subject to a maximum of three LMC Demand Registrations in total) commencing six months after November 26, 1997 (the date of consummation of the Issuer's initial public offering of Issuer Class A Common Stock). In addition, the LMC Registration Rights Agreement provides that, subject to certain limitations, MSI may include LMC Registrable Securities in any registration of Common Stock by the Issuer under the Securities Act of 1933, as amended (other than on Form S-4 or S-8) (each, an "LMC Piggyback Registration"). MSI also has the right, commencing six months after November 26, 1997, subject to certain limitations, to demand that the Issuer effect a registration on Form S-3 or any similar short-form registration statement under the Securities Act of 1933, as amended, if available, (an "LMC Short-Form Registration") of all or part of its LMC Registrable Securities, so long as the anticipated aggregate offering price for such LMC Registrable Securities is in excess of $10 million.

         Under the LMC Registration Rights Agreement, the Issuer is required to pay all registration expenses (other than underwriting discounts and commissions and fees) with respect to all LMC Demand Registrations and LMC Short-Form Registrations and up to three LMC Piggyback Registrations. Under the LMC Registration Rights Agreement, the Issuer is required to indemnify the selling stockholders, and the Issuer may require as a condition to including any LMC Registrable Securities in any registration statement covered by the LMC Registration Rights Agreement that the Issuer receive an undertaking regarding indemnification from the selling stockholders against certain liabilities in respect of such registration statement.

         The LMC Registration Rights Agreement is incorporated by reference as
Exhibit 3 to this Statement, and the foregoing description of the LMC


                                  Page of Pages

Registration Rights Agreement is qualified in its entirety by reference to the full text of such Exhibit, which is hereby incorporated herein by reference.

2000 Stockholders Agreement

         Pursuant to a Stockholders Agreement, dated as of January 13, 2000, by and among Alex J. Mandl ("Mr. Mandl"), LMC, the Telcom Stockholder and MSI (the "2000 Stockholders Agreement"), the parties thereto agreed to vote their shares so that the Issuer's board of directors shall consist of eight directors of which three directors will be nominees of MSI and two directors will be nominees of the Telcom Stockholder. The other three directors will be (1) Mr. Mandl for so long as he is Chief Executive Officer of the Issuer, (2) one director nominated by NTTA&T for so long as the holders of the Issuer's Series B-3 Common Stock are entitled to designate a director and (3) one director nominated by Hicks, Muse, Tate & Furst Incorporated, its affiliates and their officers, directors, partners and employees and their families (collectively, "Hicks Muse") for so long as such group holds a specified amount of the Series A Preferred Stock of the Issuer or Issuer Class A Common Stock issuable upon the conversion thereof. If Mr. Mandl is no longer a director, NTTA&T is no longer entitled to designate a director or Hicks Muse is no longer entitled to designate a director, the replacement for any such director will be an additional designee who is not affiliated with MSI, the Telcom Stockholder, Mr. Mandl or LMC and who is mutually acceptable to each of the directors designated by MSI and the Telcom Stockholder and one other director (an "Additional Designee"). The 2000 Stockholders Agreement also provides that if Mr. Mandl ceases to be the Chief Executive Officer of the Issuer, he will be replaced with an individual who meets the requirements of an Additional Designee. The 2000 Stockholders Agreement prohibits each of the parties thereto and their affiliates from entering into any voting agreement or granting a proxy or power of attorney with respect to the shares of voting stock of the Issuer that it beneficially owns which is inconsistent with the 2000 Stockholders Agreement. The 2000 Stockholders Agreement will terminate on the earliest of (a) the consummation of a merger transaction in which all of the outstanding shares of Common Stock of the Issuer are acquired by any party, (b) September 30, 2001 and
(c) September 30, 2000, if MSI and the Telcom Stockholder agree to terminate it on that date. Pursuant to the 2000 Stockholders Agreement, MSI has designated Howard Jonas, Anthony S. Davidson and Motti Lichtenstein to serve on the board of directors of the Issuer.

         The 2000 Stockholders Agreement is incorporated by reference as Exhibit 4 to this Statement, and the foregoing description of the 2000 Stockholders Agreement is qualified in its entirety by reference to the full text of such Exhibit, which is hereby incorporated herein by reference.

HMTF Registration Rights Agreement

         The Issuer, the HMTF Teligent Entities and other holders of the HMTF Registrable Securities (as defined below) are parties to a Registration Rights Agreement dated as of December 3, 1999 (the "HMTF Registration Rights Agreement"), pursuant to which the Issuer has granted to the HMTF Teligent Entities certain registration rights.


                                  Page of Pages

              The HMTF Registration Rights Agreement provides that the holders of a majority of the HMTF Registrable Securities held by the HMTF Teligent Entities and any direct or indirect transferee of any HMTF Registrable Securities held by the HMTF Teligent Entities may make up to three written requests for a demand registration (each, a "HMTF Demand Registration"), provided that each such HMTF Demand Registration must be in respect of HMTF Registrable Securities with a fair market value of at least $50,000,000 and provided that certain other restrictions are met. In addition, the HMTF Registration Rights Agreement provides that, subject to certain limitations, the HMTF Teligent Entities may include HMTF Registrable Securities in any registration of Common Stock by the Issuer under the Securities Act of 1933, as amended (other than on Form S-4 or S-8) (each, an "HMTF Piggyback Registration").

         Under the HMTF Registration Rights Agreement, in connection with any HMTF Demand Registration or HMTF Piggyback Registration, the Issuer is required to pay certain registration expenses, which are listed in the HMTF Registration Rights Agreement.

         "Registrable Securities" means (a) the Registrable Series A Preferred Stock (as defined below) (b) the Registrable Common Stock (as defined below) and
(c) any securities of the Issuer or any successor entity into which Registrable Common Stock or Registrable Series A Preferred Stock may hereafter be converted or changed until such time that such securities are no longer outstanding or, in certain cases, no longer require registration. "Registrable Series A Preferred Stock" means the Issuer Series A Convertible Preferred Stock, plus any additional shares of Issuer Series A Convertible Preferred Stock issued in respect thereof in connection with any stock split, stock dividend or similar event with respect to the Issuer Series A Convertible Preferred Stock. "Registrable Common Stock" means the shares of Issuer Class A Common Stock issued upon conversion of the Series A Convertible Preferred Stock, plus any additional shares of Issuer Class A Common Stock issued in respect thereof in connection with any stock split, stock dividend or similar event with respect to the Issuer Class A Common Stock.

         The foregoing description of the Registration Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed herewith as Exhibit 7 and is incorporated herein by reference.

Certificate of Designation

         As contemplated by the Stock Purchase Agreement, the Board of Directors of the Issuer approved and adopted the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 7-3/4% Cumulative Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof (the "Certificate of Designation") to create the series of Preferred Stock.


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

         Under the Certificate of Designation, the shares of Issuer Series A Convertible Preferred Stock will, with respect to dividend rights and rights on liquidation, winding-up and dissolution, rank (i) senior to all shares of Issuer Class A Common Stock and to each other class of capital stock or preferred stock of the Issuer, the terms of which do not expressly provide that it ranks senior to or on a parity with the shares of the Issuer Series A Convertible Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Issuer; (ii) on a parity with additional shares of Issuer Series A Convertible Preferred Stock issued by the Issuer and each other class of capital stock or series of preferred stock of the Issuer issued by Issuer, the terms of which expressly provide that such class or series will rank on a parity with the shares of the Issuer Series A Convertible Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution, if the Issuer, in issuing the shares, complies with applicable provisions in the Certificate of Designation; and (iii) junior to each class of capital stock or series of preferred stock of the Issuer issued by the Issuer, the terms of which expressly provide that such class or series will rank senior to the shares of Issuer Series A Convertible Preferred Stock as to dividend rights and rights upon liquidation, winding-up and dissolution, if the Issuer, in issuing the shares, complies with applicable provisions in the Certificate of Designation.

         The holders of the shares of Issuer Series A Convertible Preferred Stock will be entitled to receive with respect to each share of Issuer Series A Convertible Preferred Stock dividends at a rate per annum of 7-3/4% of the then-effective Liquidation Preference. "Liquidation Preference" means an amount equal to $1,000 per share of Issuer Series A Convertible Preferred Stock, subject to change in accordance with the provisions of the Certificate of Designation. Such dividends shall be cumulative from the date of issuance of the Issuer Series A Convertible Preferred Stock and shall be payable quarterly in arrears. The Issuer shall make any dividend payments with respect to any period
(i) prior to November 30, 2004, by delivery of shares of Issuer Series A Convertible Preferred Stock, and (ii) after November 30, 2004, (a) in cash, (b) by delivery of shares of Issuer Series A Convertible Preferred Stock or (c) through any combination of the foregoing.

         The holders of shares of Issuer Series A Convertible Preferred Stock will have the right, generally, at any time, to convert any or all their shares of Issuer Series A Convertible Preferred Stock into a number of fully paid and nonassessable shares of Issuer Class A Common Stock equal to the then effective Liquidation Preference thereof plus accrued and unpaid dividends to the date of conversion divided by the "Conversion Price" in effect at the time of conversion. The initial Conversion Price is $57.50 per share, and is subject to adjustment upon the occurrence of certain events.

         The shares of Issuer Series A Convertible Preferred Stock may be redeemed at any time commencing on or after November 30, 2004 (or earlier, if, under the Certificate of Designation, certain conditions relating to a Change of Control (as defined in the Certificate of Designation) shall have occurred), in whole or from time to time in part, at the election of the Issuer, at a redemption price payable in cash equal to 100% (or, under certain conditions described below relating to a Change of Control, 101%) of the then effective


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Liquidation Preference plus accrued and unpaid dividends from the last dividend payment date to the date fixed for redemption. Shares of Issuer Series A Convertible Preferred Stock (if not earlier redeemed or converted) shall be mandatorily redeemed by the Issuer on November 30, 2014, at a redemption price per share in cash equal to the then effective Liquidation Preference, plus accrued and unpaid dividends thereon from the last dividend payment date to the date of mandatory redemption.

         Upon occurrence of a "Change of Control" (as defined in the Certificate of Designation), the holders of Issuer Series A Convertible Preferred Stock shall have the right to either (a) continue to hold their shares of Issuer Series A Convertible Preferred Stock or securities issued in respect of Issuer Series A Convertible Preferred Stock in connection with such Change of Control and in compliance with the terms of the Certificate of Designation, (b) convert their shares of Issuer Series A Convertible Preferred Stock (including shares received as a Special Payment (as defined below)) and, if the Change of Control occurs prior to November 30, 2004, receive the Special Payment on such shares (the "Conversion Option") or (c) elect to have their shares of Issuer Series A Convertible Preferred Stock remarketed as described below (the "Remarketing Option").

         If the Conversion Option is selected with respect to a share of Issuer Series A Convertible Preferred Stock, the holder of such share of Issuer Series A Convertible Preferred Stock shall be deemed to have elected to convert such share in accordance with provisions of the Certificate of Designation and, if the Change of Control occurs prior to November 30, 2004, the Issuer shall issue, and the holder shall be entitled to receive, in respect of such share selected for the Conversion Option, a number of shares of Issuer Series A Convertible Preferred Stock determined pursuant to a formula set forth in the Certificate of Designation (the "Special Payment"). Any shares of Issuer Series A Convertible Preferred Stock received as a Special Payment may then be converted by the holder thereof as provided in the Certificate of Designation.

         If the Remarketing Option is selected with respect to a share of Issuer Series A Convertible Preferred Stock, such holder shall be deemed to have elected to waive such holder's right to receive the Special Payment with respect to such Change of Control and the Issuer shall thereafter have the option to either (a) have such share redeemed in accordance with the provisions for optional redemption contained in the Certificate of Designation, except that if the Change of Control occurs prior to November 30, 2004, the redemption price shall be 101% of the Liquidation Preference of such share plus accrued and unpaid dividends from the last dividend payment date to the redemption date, or
(b) remarket such share for the account of such holder and, if the net proceeds to such holder of such remarketing are less than 101% of the Liquidation Preference of such share plus accrued and unpaid dividends thereon from the last dividend payment date to the date payment is received by such holder in respect of such share, the Issuer shall issue to and sell for the account of such holder a sufficient number of shares of Issuer Class A Common Stock to make up such shortfall. If the Issuer does not, within 180 days after the date of the Issuer's giving written notice of its election of (a) or (b) above, settle the claim with the holder pursuant to (a) or (b) above, then the holder shall have the option, for a period of 10 business days, of electing the Conversion Option.


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

         The holders of the shares of Issuer Series A Convertible Preferred Stock will be entitled to vote on all matters that the holders of the Issuer Class A Common Stock are entitled to vote upon. In exercising these voting rights, each share of Issuer Series A Convertible Preferred Stock shall be entitled to vote on an as-converted basis with the holders of the Issuer Class A Common Stock. The approval of the holders of at least a majority of the then-outstanding shares of Issuer Series A Convertible Preferred Stock, voting as one class, will be required for the Issuer to take certain actions. In addition, for so long as members of the HMTF Teligent Entities own (a) at least 100 shares of Issuer Series A Convertible Preferred Stock and (b) any combination of the shares of Issuer Series A Convertible Preferred Stock issued to the HMTF Teligent Entities as of the closing date and shares of Issuer Class A Common Stock issued upon conversion of such Issuer Series A Convertible Preferred Stock, which, taken together, would represent (if all such shares of Issuer Series A Convertible Preferred Stock were converted) an amount of Issuer Class A Common Stock issuable upon conversion of 50% or more of such Issuer Series A Convertible Preferred Stock, the HMTF Teligent Entities, voting as a class, may elect one director to serve on the board of directors of the Issuer.

         The foregoing description is not, and does not purport to be, complete and is qualified in its entirety by reference to the Certificate of Designation, a copy of which is filed as Exhibit 8 to the Schedule 13D and is incorporated by reference.


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


Item 7.  Materials to be Filed as Exhibits.
         ----------------------------------

         The Reporting Persons file the following exhibits with this Amendment to the Original Schedule 13D:

         Exhibit No.    Description

             6 Stock Exchange Agreement, dated as of May 2, 2001, by and among IDTI, IDTC, IDT America, IDT Ventures Inc., a Delaware corporation, HM4 Teligent Qualified Fund, LLC, a Delaware limited liability company, HM4 Teligent Private Fund, LLC, a Delaware limited liability company, HM 4-SBS Teligent Coinvestors, LLC, a Delaware limited liability company, HM PG-IV Teligent, LLC, a Delaware limited liability company, HM 4-EQ Teligent Coinvestors, LLC, a Delaware limited liability company, HM4 ICG Qualified Fund, LLC, a Delaware limited liability company, HM4 ICG Private Fund, LLC, a Delaware limited liability company, HM PG-IV ICG, LLC, a Delaware limited liability company, HM 4-SBS ICG Coinvestors, LLC, a Delaware limited liability company, and HM 4-EQ ICG Coinvestors, LLC, a Delaware limited liability company.

             7          Registration Rights Agreement, dated as of
                        December 3, 1999, by and among Teligent, Inc., HM4 Teligent Qualified Fund, LLC, HM4 Teligent Private Fund, LLC, HM 4-SBS Teligent Coinvestors, LLC, HM PG-IV Teligent, LLC, HM 4 EQ Teligent Coinvestors, LLC, HMTF Bridge Teligent, LLC, Microsoft Corporation, Chase Equity Associates, L.P., DB Capital Investors, L.P., Olympus Growth Fund III, L.P. and Olympus Executive Fund, L.P.(Incorporated by reference to Exhibit 10.2 to Schedule 13D, filed by HM4 Teligent Qualified Fund, LLC, HM4 Teligent Private Fund, LLC, HM 4-SBS Teligent Coinvestors, LLC, HM PG-IV Teligent, LLC, HM 4 EQ Teligent Coinvestors LLC and HMTF Bridge Teligent, LLC, on December 13, 1999 with respect to securities of Teligent, Inc.)

             8          Certificate of Designation of the Powers,
                        Preferences and Relative, Participating, Optional and Other Special Rights of 7-3/4% Cumulative Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof (Incorporated by reference to Exhibit 10.3 to Schedule 13D, filed by HM4 Teligent Qualified Fund, LLC, HM4 Teligent Private Fund, LLC, HM 4-SBS Teligent Coinvestors, LLC, HM PG-IV Teligent, LLC, HM 4 EQ Teligent Coinvestors LLC and HMTF Bridge Teligent, LLC, on December 13, 1999 with respect to securities of Teligent, Inc.)

             9          Press Release of IDT Corporation dated May 4, 2001.


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

                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:

May 4, 2001                          IDT CORPORATION


                                     By: /s/ Howard S. Jonas
                                         ----------------------------------
                                         Name:  Howard S. Jonas
                                         Title: Chairman of the Board and
                                                Chief Executive Officer


May 4, 2001                          IDT INVESTMENTS INC.


                                     By: /s/ Howard Millendorf
                                         ----------------------------------
                                         Name:  Howard Millendorf
                                         Title: President



                                         /s/ Howard S. Jonas
                                         ----------------------------------
                                         Howard S. Jonas


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